SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              SECURED INCOME, L.P.
                            (Name of Subject Company)

   MPF DEWAAY FUND 2, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 4, LLC; MP VALUE FUND 5, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL
  FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC;
               STEVEN GOLD; AND MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                           Amount of
       Valuation*                                            Filing Fee

       $2,890,000.00                                         $340.15

 * For purposes of calculating the filing fee only. Assumes the purchase of 85,000 Units at a purchase price equal to $34 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $340.15
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed:  August 22, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of August 22, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY FUND 2, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 4, LLC; MP VALUE FUND 5, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC; AND STEVEN GOLD (collectively the "Purchasers") to purchase up to 85,000 Units of limited partnership interest (the "Units") in Secured Income, L.P. (the "Partnership"), the subject company, at a purchase price equal to $34 per Unit, less the amount of any distributions declared or made with respect to the Units between August 22, 2005 (the "Offer Date") and October 5, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. The Purchasers are extending the Expiration Date to October 5, 2005. As of the date hereof, a total of 8,980 Units have been tendered and not withdrawn. No other Units have been tendered to date.

Item 12. Exhibits.
         --------

(a)(1) Offer to Purchase dated August 22, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated August 22, 2005*

(a)(4) Form of Press Release

(b) - (h)  Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 22, 2005.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 22, 2005

MPF DEWAAY FUND 2, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF INCOME FUND 22,
LLC; MPF DEWAAY FUND 4, LLC; MP VALUE FUND 5, LLC; MPF FLAGSHIP FUND 11, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MPF FLAGSHIP FUND 9, LLC; MPF SPECIAL FUND 8, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President of
         Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -------------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold
-------------------------------------